

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2013

<u>Via Email</u>
Mr. William E. Saxelby
Chief Executive Officer
Landauer, Inc.
2 Science Road
Glenwood, Illinois 60425

> **Re: Landauer, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 001-09788**

Dear Mr. Saxelby:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2012</u>

<u>Item 6. Selected Financial Data, page 21</u>

1.   We note your disclosures here, within your December 31, 2012 Form 10-Q, and Form 8-K filed on February 12, 2012 in which at you present a non-GAAP financial measure entitled "adjusted free cash flow." We further note that you include a reconciliation of the differences between this non-GAAP financial measure to another non-GAAP financial measure. Please revise your future filings to include a quantitative reconciliation of the

differences between "adjusted free cash flow" to the most directly comparable financial measure or measures calculated and presented in accordance with U.S. GAAP. Refer to Item 10 (e)(1)(i)(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 36

Note 1. Summary of Significant Accounting Policies, page 42

2.   We note that your cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in paragraph 305-10-20 of the FASB Accounting Standards Codification.

Note 15. Geographic Information, page 63

3.   Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(A) of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief